SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For July 18, 2005
-----------------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F [X]               Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes [ ]                     No [X]

                 BONSO ELECTRONICS DECLARES $0.10 CASH DIVIDEND


HONG KONG, July 18 /Xinhua-PRNewswire-FirstCall/ -- Bonso Electronics International Inc. (Nasdaq: BNSO - News) announced today that its Board of Directors had approved a $0.10 per common share cash dividend, payable to shareholders of record on July 29 2005. The dividend will be paid on or before August 31, 2005.

"We want to provide our loyal shareholders with recognition for their support," said George O'Leary, Bonso's CEO and President. "I am pleased with our cash position and we believe our financial resources continue to permit the payment of dividends while meeting our other financial requirements. We want our shareholders to participate directly in our financial success by sharing our profits with them".

He further stated: "Bonso's dividend policy remains contingent on performance. This combination of performance and financial stability puts us in position to continue our planned growth and earnings for the future. Thanks to the hard work and efforts of our management team, we are preparing to execute on some new and exciting initiatives in this fiscal year. Among these are the expansions of our branded product offerings and increased marketing and sales initiatives in our OEM sales channels."

On July 11, 2005 Bonso reported a year-end earnings increase of 48% over last year, while revenues were down 7.2% over the prior comparable fiscal period.

Based on the closing price on July 15, 2005 ($5.67 per share), the forthcoming dividend would represent an annual yield of approximately 1.76%.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For more information about Bonso, please contact

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)



Date:  July 18, 2005                       By: /s/ George O'Leary
                                           -----------------------------------
                                           George O'Leary, President and Chief
                                           Executive Officer